

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   December 14, 2016

<u>Via E-mail</u>
William H.W. Crawford, I.V.
Chief Executive Officer
United Financial Bancorp, Inc.
45 Glastonbury Blvd
Glastonbury, CT 06033

      Re: **United Financial Bancorp, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed March 7, 2016
             Form 10-Q for the Quarterly Period Ended September 30, 2016
             Filed November 4, 2016
             Form 8-K
             Filed October 18, 2016
             File No. 001-35028

Dear Mr. Crawford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Item 6. Selected Financial Data, page 31</u>

1.   We note your definition of the efficiency ratio in footnote (3) to the table. In future filings, please clearly label this metric as a non-GAAP measure, provide the related calculation of this metric, and provide an explanation as to how management uses this non-GAAP measure. Refer to Item 10(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33

Non-GAAP Financial Measures, page 40

2.   We note that in your adjustment to net interest income you exclude the accretion of the
        loan mark, the accretion of the deposit mark, and the accretion of the borrowings mark.
        Additionally, in your adjustment to non-interest expense, you exclude the amortization of
        the fixed asset mark.   Please tell us how you concluded that the presentation of non-
        GAAP metrics that exclude these amounts (which are all recurring for several years and
        arise from purchase accounting) do not result in a tailored accounting principle.
        Furthermore, please tell us in further detail the reasons you believe the presentation of
        metrics excluding these amounts are meaningful and useful to investors. Please refer to
        Question 100.04 in the Compliance & Disclosure Interpretations on non-GAAP Financial
        Measures available on our website at the following link:
        https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Provision for Loan Losses, page 47

3.   We note your disclosure that the increase in the allowance for loan losses at December
        31, 2015, which totaled $33.9 million and 0.73% of total loans and 89.6% of non-
        performing loans compared to $24.8 million and 0.64% of total loans and 76.7% of non-
        performing loans at December 31, 2014, is a result of the movement of loans from the
        acquired portfolio to the covered portfolio. We also note from the discussion of your
        allowance for loan losses critical accounting estimates on page 36 that you segregate
        portfolios between loans which are accounted for under the amortized cost method,
        referred to as "covered" loans, and loans acquired, referred to as "acquired" loans, which
        are originally recorded at fair value and for which an allowance for loan loss is only
        established to the extent that there is deterioration in a loan exceeding the remaining
        credit loss established upon acquisition. In order for us to better understand your policy,
        including why the movement of loans from the acquired portfolio to the covered portfolio
        resulted in an increase to your allowance for loan losses, please address the following:

        •   Explain what caused acquired loans to move to your covered loan portfolio. As part
            of your response, describe all the events that would cause acquired loans to move to
            your covered loan portfolio.

        •   Clarify your income recognition policy for loans that are moved from the acquired
            pool to the covered portfolio at times of a credit event. For example, is the remaining
            discount accreted, or does interest income stopped being recognized?

        •   Tell us how many separate acquired pools you have as of December 31, 2015 and
            September 30, 2016, and describe the factors considered in determining the separate
            pools.

- Tell us if separate pools are retained when acquired loans are moved to the covered portfolio and basis thereof.

- Consider providing an example that illustrates how the loans transfer from the acquired pool to the covered portfolio and are integrated into your covered portfolio allowance for loan loss methodology.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 69

4.   We note that you have prepared your income simulation assuming a 300 bps increase in rates in both your December 31, 2015 and September 30, 2016 income simulations. We note the guidance in Instruction 3(a) under paragraph 305(a)(1)(ii) to Item 305 of Regulation S-K states that registrants should select hypothetical changes in market rates that are expected to reflect reasonably possible near-term changes in the rates. Please either enhance your discussion to discuss your expectations regarding a near-term 300 basis point increase in rates, or consider revising your analysis to include other rate simulations that may be more reflective of your expectations regarding reasonably possible near-term changes in rates. Please also present prior period comparative information and address material period-over-period changes. Refer to Item 305(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 71

Note 1. Summary of Significant Accounting Policies, page 82

Allowance for Loan Losses, page 85

5.   We note from your policy disclosure that the allowance for loan losses for your general component is based on historical loss experience adjusted for qualitative factors stratified by loan segment. You also state that loan charge-offs are recognized when management believes the collectability of the principal balance outstanding is unlikely. Please revise your disclosure to clarify whether, in addition to your qualitative assessment of collectability, you have an established threshold in terms of days past due beyond which you partially or fully charge-off loans by loan portfolio segment.   Please refer to the guidance in ASC 310-10-50-11B (b).

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Non-GAAP Financial Measures, page 51

6.   We note the non-GAAP adjustment for the (accretion)/amortization of the loan mark was an increase to your non-GAAP operating net income metric for both 2014 and 2015, but it became a decrease to operating net income for the nine months ended September 30, 2016. In order for us to better understand how you are accreting the loan mark for GAAP purposes, please explain the factors driving this outcome. To the extent that certain portfolios are driving the change, or the accretion/amortization periods are different for certain portfolios, please explain this fact. Additionally, please tell us how long you expect to continue to have a non-GAAP adjustment for your loan mark, and whether it is expected to be a positive or negative add-back for your operating net income non-GAAP metric.

Form 8-K Filed October 18, 2016

Exhibit 99.1

Selected Financial Highlights, page F-5

7.   We note your definition of the efficiency ratio in footnote (2) to the table. In future filings, please provide the related calculation of this metric, and provide an explanation as to how management uses this non-GAAP measure.   Refer to Item 10(e)(1)(i) of Regulation S-K.

8.   We note your definition of pre-provision net revenue and operating pre-provision net revenue to average assets in footnote (4) and (5) to the table. In future filings, please provide the related calculation of these metrics, and provide an explanation as to how management uses these non-GAAP measures.   Refer to Item 10(e)(1)(i) of Regulation S-K.

9.   We note your definition of return on average tangible common equity (annualized). In future filings, please provide the related calculation of this metric, and provide an explanation as to how management uses the non-GAAP measure   Refer to Item 10(e)(1)(i) of Regulation S-K.

Reconciliation of Non-GAAP Measures, page F-10

10.   We note that you present net income, total net interest income, total non-interest income and total non-interest expense which appear to be GAAP measures and total adjusted

operating net income, total operating net interest income, total adjusted operating non-interest income, total operating revenue and total adjusted operating non-interest expense which appear to be non-GAAP measures. Given the similar sounding names to GAAP metrics, please revise to clearly label both GAAP and resulting non-GAAP measures in your reconciliation. Consider also using the same non-GAAP title for comparable measures across related presentations. In this regard, we note that on page F-10 of Exhibit 99.1, you present total adjusted operating net income (which is $14,124 for the third quarter of 2016), but on pages 6 and 17 of Exhibit 99.2, you simply refer to this same metric as operating net income.

Exhibit 99.2

Third Quarter Walk, page 6

11.   We note that you present operating net income which appears to be a non-GAAP measure. Please revise to clearly label as such. Similarly, on page 7 you present operating net interest margin, which also appears to be a non-GAAP metric. Please revise these metrics, and any other non-GAAP metrics throughout this document, to clearly label them as non-GAAP.

Non-GAAP Reconciliation, page 17

12.   We note that you present net income, total net interest income, total non-interest income and total non-interested expense which appear to be GAAP measures and total operating net income, total operating net interest income, total operating non-interest income, total operating revenue and total operating expense which appear to be non-GAAP measures. Given the similar sounding names to GAAP metrics, please revise to clearly label both GAAP and resulting non-GAAP measures in your reconciliation.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michelle Miller at 202-551-3368 or me at 202-551-3512 if you have questions regarding comments on the financial statements and related matters.

                                    Sincerely,

                                    /s/ Stephanie L. Sullivan

                                    Stephanie L. Sullivan
                                    Senior Assistant Chief Accountant
                                    Office of Financial Services